UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. ____)

Sera Prognostics, Inc.
(Name of Issuer)

Class A common stock, par value $ 0.0001 per share
(Title of Class of Securities)

81749D107
(CUSIP Number)

12/31/2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Blue Ox Healthcare Partners, LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,552,944(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,552,944(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 2,273,389 shares owned by Blue Ox Healthcare Partners SP, LLC, 1,075,047 shares owned by BXHCP SP II, LLC, and 1,204,508 shares owned by BXHCP SP III, LLC. Blue Ox Healthcare Partners, LLC is the manager of each of Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC and BXHCP SP III, LLC.  Each of Charles D. Kennedy MD, Oded Levy, and John A. Neczesny are managing partners of Blue Ox Healthcare Partners, LLC. Includes Warrants to purchase 757,794 Series A Common Shares that are exercisable immediately and expire on July 31, 2029.

(2) The percentage of beneficial ownership is based on 29,529,266 shares of Class A common stock outstanding reported by Sera Prognostics, Inc. as of May 6, 2022 on its latest Form 10-Q filing.

1	NAMES OF REPORTING PERSONS
Blue Ox Healthcare Partners SP, LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,552,944(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,552,944(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 2,273,389 shares owned by Blue Ox Healthcare Partners SP, LLC, 1,075,047 shares owned by BXHCP SP II, LLC, and 1,204,508 shares owned by BXHCP SP III, LLC. Blue Ox Healthcare Partners, LLC is the manager of each of Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC and BXHCP SP III, LLC.  Each of Charles D. Kennedy MD, Oded Levy, and John A. Neczesny are managing partners of Blue Ox Healthcare Partners, LLC. Includes Warrants to purchase 757,794 Series A Common Shares that are exercisable immediately and expire on July 31, 2029.

(2) The percentage of beneficial ownership is based on 29,529,266 shares of Class A common stock outstanding reported by Sera Prognostics, Inc. as of May 6, 2022 on its latest Form 10-Q filing.

1	NAMES OF REPORTING PERSONS
BXHCP SP II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,552,944(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,552,944(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 2,273,389 shares owned by Blue Ox Healthcare Partners SP, LLC, 1,075,047 shares owned by BXHCP SP II, LLC, and 1,204,508 shares owned by BXHCP SP III, LLC. Blue Ox Healthcare Partners, LLC is the manager of each of Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC and BXHCP SP III, LLC.  Each of Charles D. Kennedy MD, Oded Levy, and John A. Neczesny are managing partners of Blue Ox Healthcare Partners, LLC. Includes Warrants to purchase 757,794 Series A Common Shares that are exercisable immediately and expire on July 31, 2029.

(2) The percentage of beneficial ownership is based on 29,529,266 shares of Class A common stock outstanding reported by Sera Prognostics, Inc. as of May 6, 2022 on its latest Form 10-Q filing.

1	NAMES OF REPORTING PERSONS
BXHCP SP III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,552,944(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,552,944(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 2,273,389 shares owned by Blue Ox Healthcare Partners SP, LLC, 1,075,047 shares owned by BXHCP SP II, LLC, and 1,204,508 shares owned by BXHCP SP III, LLC. Blue Ox Healthcare Partners, LLC is the manager of each of Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC and BXHCP SP III, LLC.  Each of Charles D. Kennedy MD, Oded Levy, and John A. Neczesny are managing partners of Blue Ox Healthcare Partners, LLC. Includes Warrants to purchase 757,794 Series A Common Shares that are exercisable immediately and expire on July 31, 2029.

(2) The percentage of beneficial ownership is based on 29,529,266 shares of Class A common stock outstanding reported by Sera Prognostics, Inc. as of May 6, 2022 on its latest Form 10-Q filing.

1	NAMES OF REPORTING PERSONS
Charles D. Kennedy MD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,552,944(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,552,944(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 2,273,389 shares owned by Blue Ox Healthcare Partners SP, LLC, 1,075,047 shares owned by BXHCP SP II, LLC, and 1,204,508 shares owned by BXHCP SP III, LLC. Blue Ox Healthcare Partners, LLC is the manager of each of Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC and BXHCP SP III, LLC.  Each of Charles D. Kennedy MD, Oded Levy, and John A. Neczesny are managing partners of Blue Ox Healthcare Partners, LLC. Includes Warrants to purchase 757,794 Series A Common Shares that are exercisable immediately and expire on July 31, 2029.

(2) The percentage of beneficial ownership is based on 29,529,266 shares of Class A common stock outstanding reported by Sera Prognostics, Inc. as of May 6, 2022 on its latest Form 10-Q filing.

1	NAMES OF REPORTING PERSONS
Oded Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,552,944(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,552,944(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 2,273,389 shares owned by Blue Ox Healthcare Partners SP, LLC, 1,075,047 shares owned by BXHCP SP II, LLC, and 1,204,508 shares owned by BXHCP SP III, LLC. Blue Ox Healthcare Partners, LLC is the manager of each of Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC and BXHCP SP III, LLC.  Each of Charles D. Kennedy MD, Oded Levy, and John A. Neczesny are managing partners of Blue Ox Healthcare Partners, LLC. Includes Warrants to purchase 757,794 Series A Common Shares that are exercisable immediately and expire on July 31, 2029.

(2) The percentage of beneficial ownership is based on 29,529,266 shares of Class A common stock outstanding reported by Sera Prognostics, Inc. as of May 6, 2022 on its latest Form 10-Q filing.

1	NAMES OF REPORTING PERSONS
John A. Neczesny

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,552,944(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,552,944(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 2,273,389 shares owned by Blue Ox Healthcare Partners SP, LLC, 1,075,047 shares owned by BXHCP SP II, LLC, and 1,204,508 shares owned by BXHCP SP III, LLC. Blue Ox Healthcare Partners, LLC is the manager of each of Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC and BXHCP SP III, LLC.  Each of Charles D. Kennedy MD, Oded Levy, and John A. Neczesny are managing partners of Blue Ox Healthcare Partners, LLC. Includes Warrants to purchase 757,794 Series A Common Shares that are exercisable immediately and expire on July 31, 2029.

(2) The percentage of beneficial ownership is based on 29,529,266 shares of Class A common stock outstanding reported by Sera Prognostics, Inc. as of May 6, 2022 on its latest Form 10-Q filing.

Item 1(a).	Name of Issuer:

 Sera Prognostics, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2749 East Parleys Way
Suite 200
Salt Lake City, UT 84109

Item 2(a).	Name of Person(s) Filing:

Blue Ox Healthcare Partners, LLC
Blue Ox Healthcare Partners SP, LLC
BXHCP SP II, LLC
BXHCP SP III, LLC
Charles D. Kennedy MD
Oded Levy
John A. Neczesny

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 239 Dawson Road
Hillsdale, NY 12529

Item 2(c).	Citizenship:

 Please refer to Item 4 on the cover page for each reporting person.

Item 2(d).	Title of Class of Securities:

 Class A Common Stock

Item 2(e).	CUSIP Number:

 81749D107

Item 3.	If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Information with respect to the reporting persons’ ownership is incorporated by reference to items (5) - (9) and (11) of the cover page for the reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.	Notice of Dissolution of Group.

 Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2022

Blue Ox Healthcare Partners, LLC

By:	/s/ John A. Neczesny
Name: John A. Neczesny
Title: Secretary

Blue Ox Healthcare Partners SP, LLC

By:	/s/ John A. Neczesny
Name: John A. Neczesny
Title: Secretary

BXHCP SP II, LLC

By:	/s/ John A. Neczesny
Name: John A. Neczesny
Title: Secretary

BXHCP SP III, LLC

By:	/s/ John A. Neczesny
Name: John A. Neczesny
Title: Secretary

By:	/s/ Charles D. Kennedy MD
Charles D. Kennedy MD

By:	/s/ Oded Levy
Oded Levy

By:	/s/ John A. Neczesny
John A. Neczesny

Exhibit 99.1
EXHIBIT A: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13G may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Date: June 2, 2022

Blue Ox Healthcare Partners, LLC

By:	/s/ John A. Neczesny
Name: John A. Neczesny
Title: Secretary

Blue Ox Healthcare Partners SP, LLC

By:	/s/ John A. Neczesny
Name: John A. Neczesny
Title: Secretary

BXHCP SP II, LLC

By:	/s/ John A. Neczesny
Name: John A. Neczesny
Title: Secretary

BXHCP SP III, LLC

By:	/s/ John A. Neczesny
Name: John A. Neczesny
Title: Secretary

By:	/s/ Charles D. Kennedy MD
Charles D. Kennedy MD

By:	/s/ Oded Levy
Oded Levy

By:	/s/ John A. Neczesny
John A. Neczesny